November 12, 2024

Martin Lehr
Chief Executive Officer
Context Therapeutics Inc.
2001 Market Street, Suite 3915, Unit #15
Philadelphia, PA 19103

       Re: Context Therapeutics Inc.
           Registration Statement on Form S-3
           Filed November 6, 2024
           File No. 333-283037
Dear Martin Lehr:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Walter J. Mostek, Esq.